Northern Lights Fund Trust II

4020 South 147th Street

Omaha, NE 68137

October 4, 2011

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042, File Nos. 333- 174926; 811- 22549) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust II (the “Trust) has determined that the amendment filed pursuant to Rule 485(b) on its behalf on October 3, 2011 (accession number 0000910472-11-001938) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,
_/s/ Andrew Rogers
Andrew Rogers
President, Northern Lights Fund Trust II